UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On November 4, 2025, WF International Limited, a Cayman Islands exempted company (the “Company” or “WF”), entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with The Benchmark Company and Axiom Capital Management, Inc. (collectively, the “Placement Agents”), pursuant to which the Placement Agents agreed to act, on a “reasonable best efforts” basis, as placement agents in connection with the Company’s registered direct offering (the “Offering”) of 1,720,688 units (the “Units”), each consisting of (i) one ordinary share, par value $0.000001 per share, of the Company (such ordinary shares sold in the Offering, the “Shares”), and (ii) one accompanying warrant (the “Investors Warrants”, and the ordinary shares to be issued upon exercise of the Investor Warrants, the “Investors Warrant Shares”) to purchase one ordinary share. The Company also agreed to issue to the Placement Agents warrants to purchase the ordinary shares equal to 5% of the Shares sold and issued in the Offering (the “Placement Agent Warrants”, and the ordinary shares to be issued upon exercise of the Placement Agent Warrants, the “Placement Agent Warrant Shares”, together with the Shares, Investor Warrants, Investor Warrant Shares and Placement Agent Warrants, the “Securities”). The Company and Placement Agents agreed that the Units shall be sold and issued to the purchasers in the Offering pursuant to the Placement Agency Agreement.

Under the terms of the Offering, the Company sold each Unit at an offering price of $2.00 per Unit. The Units have no stand-alone rights and were not certificated or issued as stand-alone securities. The Shares and the Investor Warrants underlying the Units were immediately separated and were issued separately in this Offering. The Investor Warrants are exercisable immediately upon issuance and have an initial exercise price of $2.00 per share, subject to certain adjustments, and will expire five years from the date of issuance. The Investor Warrants also contain customary cashless exercise provision providing the holders with the ability to exercise the warrant on a “cashless basis” when and only when there is no effective registration statement registering the underlying ordinary shares. Pursuant to Section 3(i) of the Investor Warrants, on November 7, 2025, the board of directors of the Company approved the adjustment of the exercise price of the Investor Warrants from $2.00 per share to $0.75 per share, which adjustment took effect on the same date. The Investor Warrants contain ownership limitations pursuant to which a holder does not have the right to exercise any portion of their warrants if it would result in the holder (together with its affiliates) beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares. The Placement Agent Warrants have substantially similar terms and conditions as the Investor Warrants, except that the Placement Agent Warrants have an exercise price of $2.50 per share and customary terms and restrictions, including FINRA Rule 5110(e)(1)-(2), for securities issued to placement agents as compensation.

The Offering closed on November 6, 2025. The Securities were registered pursuant to the registration statement on Form F-1 (File No. 333-290595), which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2025, as amended, and became effective pursuant to the provisions of Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), on November 3, 2025.

As compensation for services rendered by the Placement Agent in connection with the Offering, in addition to the Placement Agent Warrants, the Company also agreed to (i) pay the Placement Agents (a) an aggregate cash fee of a cash fee equal to 7.0% of the gross proceeds received by the Company in the Offering, and (b) a non- accountable expense allowance of 1.0% of the gross proceeds received the Company in the Offering and to (ii) reimburse the Placement Agents for all expenses related to the Offering of up to $100,000 including legal expenses and other out-of-pocket expenses.

The Company received gross proceeds from the Offering of approximately $3.4 million, before deducting Placement Agents’ fees and expenses and other estimated offering expenses payable by the Company. The net proceeds to the Company from the Offering, after deducting the Placement Agents’ fees and expenses and other estimated offering expenses (excluding proceeds to the Company, if any, from the future exercise of the Investor Warrants and Placement Agent Warrants), were approximately $2.9 million. The Company intends to use the net proceeds from the Offering for talent acquisition, working capital and general corporate purposes.

The Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company for a period of six months from the closing of the Offering, subject to certain exceptions. Additionally, in connection with the Offering, each of the officers, directors, and holders of 10% or more of the Company’s outstanding ordinary shares entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company’s securities they hold, subject to certain exceptions, during the six months period following the closing of the Offering.

The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The foregoing summaries of the terms of the Investor Warrants and the Placement Agency Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the forms of such documents attached to this Report on Form 6-K (this “Report”) as Exhibits 4.1 and 10.1, respectively, and are incorporated herein by reference.

On November 4, 2025, the Company issued a press release announcing the pricing of the Offering, and on November 6, 2025, the Company issued a press release announcing the closing of the Offering. Copies of the press releases are furnished as Exhibits 99.1 and 99.2 hereto and incorporated by reference.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Document
4.1	Form of Investor Warrant
10.1	Placement Agency Agreement, dated as of November 4, 2025, by and among the Company, The Benchmark Company or Axiom Capital Management, Inc.
99.1	Press Release, dated as of November 4, 2025
99.2	Press Release, dated as of November 6, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: November 10, 2025